Exhibit 12.1

Metropolitan Health Networks, Inc.

Schedule of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(dollars in thousands)
Income before income taxes	$39,634	$41,584	$23,349	$16,619	$9,441
Estimated interest component of rental expense	1,318	599	399	451	498
Interest expense (1)	8,174	29	26	26	34

Total earnings	$49,126	$42,212	$23,774	$17,096	$9,973

Estimated interest component of rental expense	$1,318	$599	$399	$451	$498
Interest expense (1)	8,174	29	26	26	34

Fixed charges	$9,492	$628	$425	$477	$532

Ratio of earnings to fixed charges	5.2x	67.2x	56.0x	35.8x	18.7x

(1)	Includes amortization of premium, discounts and capitalized expenses related to indebtedness.